SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34460 / January 3, 2022

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of December 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on January 25, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

American Beacon Apollo Total Return Fund [File No. 811-23351]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 28, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $2,397 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on November 24, 2021, and amended on December 17, 2021.

Applicant's Address: Kathy.Ingber@klgates.com.

American Beacon Sound Point Enhanced Income Fund [File No. 811-23326]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 6, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $2,397 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on November 24, 2021, and amended on December 17, 2021.

Applicant's Address: Kathy.Ingber@klgates.com.

Gadsden ETF Trust [File No. 811-23329]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 20, 2021, and amended on December 6, 2021.

Applicant's Address: compliance@almanackip.com.

General New Jersey Municipal Money Market Fund, Inc.   [File No. 811-05527]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 11, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $3,324 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Dates: The application was filed on October 12, 2021, and amended on December 14, 2021.

Applicant's Address: Sarah.Kelleher@bnymellon.com.

SPT Funds Investment Trust [File No. 811-22159]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on November 9, 2021.

Applicant's Address: Joy.ausili@mfac-ca.com.

Stone Ridge Trust VI [File No. 811-23478]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 21, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $36,029 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 13, 2021, and amended on December 3, 2021.

Applicant's Address: legalnotices@stoneridgeam.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary